
13002961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number 1-9700

A. Full title and address of the Plan, if different from that of the issuer named below:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
211 Main Street
San Francisco, CA 94105

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION
211 Main Street
San Francisco, CA 94105

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2012 and 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein.

EXHIBIT

The consent of Deloitte & Touche LLP is attached hereto as Exhibit 23.1.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee of the SchwabPlan Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN



Date: June 24, 2013

By: ____________________
Jay L. Allen
Executive Vice President —
Human Resources and Employee Services

SchwabPlan®
Retirement Savings and Investment Plan

EIN:94-3025021
Plan Number: 002

Financial Statements for the Years Ended December 31, 2012 and 2011, Supplemental Schedules as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee and
Participants of the SchwabPlan Retirement Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the SchwabPlan Retirement Savings and Investment Plan (the "Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2013

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,	2012	2011
Assets		
Investments – at fair value:		
Mutual and other funds	$ 1,004,334,464	$ 801,513,673
Self-directed brokerage accounts	427,219,052	372,422,525
Common stock funds of The Charles Schwab Corporation	329,102,102	276,239,072
Collective trust funds	163,342,179	267,051,052
Money market fund	50,744,071	–
Total investments	1,974,741,868	1,717,226,322
Receivables:		
Employer contributions	58,128,437	53,461,893
Participant notes receivable	44,503,085	42,700,522
Due from broker for investments sold	6,374,727	3,685,060
Accrued dividends and interest	176,163	127,491
Total receivables	109,182,412	99,974,966
Total assets	2,083,924,280	1,817,201,288
Liabilities		
Due to broker for investments purchased	6,313,004	4,118,865
Net Assets Reflecting Investments at Fair Value	$ 2,077,611,276	$ 1,813,082,423
Adjustment from fair value to contract value for fully benefit-responsive Charles Schwab Stable Value Fund	–	(3,413,939)
Net Assets Available for Benefits	$ 2,077,611,276	$ 1,809,668,484

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,	2012	2011
Additions to Net Assets Available for Benefits		
Investment income:		
Dividends and interest	$ 35,521,242	$ 30,596,302
Net appreciation (depreciation) in fair value of investments:		
Mutual and other funds:		
Large-cap stock funds	62,300,230	(14,532,733)
International stock funds	24,181,046	(25,952,580)
Small/Mid-cap stock funds	22,493,288	(7,224,403)
Bond funds	5,428,862	984,714
Total mutual and other funds	114,403,426	(46,725,002)
Self-directed brokerage accounts	32,647,578	(26,985,421)
Common stock funds of The Charles Schwab Corporation		
Schwab 401(k) Equity Unit Fund	43,623,258	(81,365,430)
Schwab ESOP Equity Unit Fund	31,398,718	(61,018,289)
Total common stock funds of The Charles Schwab Corporation	75,021,976	(142,383,719)
Collective trust funds:		
Schwab Managed Retirement Trust Funds	20,371,933	(3,848,349)
Charles Schwab Stable Value Fund	943,041	5,768,706
Total collective trust funds	21,314,974	1,920,357
Total net investment income (loss)	278,909,196	(183,577,483)
Contributions:		
Participants' salary deferral and rollover	112,225,485	104,559,187
Net employer contributions	57,995,391	53,344,920
Total contributions	170,220,876	157,904,107
Interest income on participant notes receivable	1,470,449	1,528,970
Total additions (deductions) to net assets available for benefits	450,600,521	(24,144,406)
Deductions from Net Assets Available for Benefits		
Distributions to participants	(182,657,729)	(159,949,757)
Net Increase (Decrease) in Net Assets Available for Benefits	267,942,792	(184,094,163)
Net Assets Available For Benefits		
Beginning of year	1,809,668,484	1,993,762,647
End of year	$ 2,077,611,276	$ 1,809,668,484

See Notes to Financial Statements.

1. PLAN DESCRIPTION

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2012, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a 401(k) salary deferral program (generally defined as an employee stock ownership plan with a cash or deferred arrangement) sponsored by The Charles Schwab Corporation (CSC) and covers all eligible employees of CSC and participating affiliates.

The Charles Schwab Trust Company (CSTC) serves as trustee of the Plan. CSTC is a division of Charles Schwab Bank, a depository institution subsidiary of CSC. A purchasing agent, designated by CSTC, acts as the agent of CSTC with respect to purchases and sales of CSC common stock funds held by the Plan.

401(k) Salary Deferral Program—Eligible employees may participate in the 401(k) salary deferral program on the first day of the fourth calendar month following their dates of hire (or, in the case of eligible employees whose service commences on the first day or business day of a month, the first day of the third calendar month following their commencement of service). Participants may elect to have up to 50 percent of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code (IRC) ($17,000 for 2012 and $16,500 for 2011). Such contributions are not currently taxable to participants and may be matched by CSC's contribution (Basic Match) equal to 200 percent of the first $250 of salary deferred plus 100 percent of salary deferred thereafter, up to a maximum of five percent of eligible compensation. The Plan also permits eligible participants who will reach age 50 before the end of the Plan year and eligible participants older than age 50 to make catch-up contributions up to 50 percent of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the IRC ($5,500 for both 2012 and 2011). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided by CSC in 2012 and 2011.

Employees eligible to participate in the 401(k) salary deferral program are eligible to elect and make Roth 401(k) contributions, which are made on an after-tax basis. Combined pre-tax contributions and Roth 401(k) contributions may not exceed the limit on 401(k) deferrals under the IRC. CSC may match Roth 401(k) contributions in the same manner as the pre-tax 401(k) Basic Match. Any of CSC's Roth 401(k) match contributions are made on a pre-tax basis and will be taxed to the participant upon distribution from the Plan.

At the discretion of CSC, an additional contribution (Profit Contribution) based on CSC's performance may also be made. No Profit Contribution was made by CSC in 2012 or 2011.

CSC's Basic Match and Profit Contribution, if any, are made in the first quarter of the subsequent year. A participant must be an eligible employee on the last workday of the year to receive a Basic Match or Profit Contribution for that Plan year. However, if a participant terminates employment during the year due to death, retirement or disability as defined in the Plan, the participant is eligible to receive the Basic Match and the Profit Contribution for that Plan year, if made. The Basic Match allocation will be based on the participant's salary deferral contribution and eligible compensation while an employee during the Plan year. The Profit Contribution allocation will be based on eligible compensation while an employee during the Plan year.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant's contribution, the Basic Match, and the Profit Contribution, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options—Participants have 15 core investment options, which include mutual and other funds that cover stocks and bonds, common stock funds of CSC, and a money market fund.

Additionally, CSC provides a set of collective trust funds – Schwab Managed Retirement Trust Funds™. The Schwab Managed Retirement Trust Funds are designed to provide a single investment solution that is adjusted over time to meet participants' changing risks and return objectives depending on retirement age. The Schwab Managed Retirement Trust Funds are diversified across multiple asset classes, including commodities, large-cap equities, mid-cap equities, small-cap equities, international equities, fixed income, treasury inflation protected securities, real estate investment trusts, stable value funds, and money market funds. As of December 31, 2011, CSC also provided the Charles Schwab Stable Value Fund, a collective trust fund that was terminated effective April 30, 2012.

CSC also provides a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the collective trust funds and core investment options. Participants are responsible for paying trading fees and commissions in their PCRAs. PCRA investments are regulated by the Employee Retirement Income Security Act of 1974 (ERISA), and CSC policies. Participants may choose to invest all or part of their Plan balance in a PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of one percent.

Participant Notes Receivable—Participants may borrow a minimum of $1,000 up to a maximum of 50 percent of their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant's account and bears interest at a rate equal to the prime rate, at the time the loan application is made, plus one percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting—Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and investment earnings on these amounts. Participants are fully vested in the value of any discretionary Profit Contribution after four years of service. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions—A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including on account of death, disability, or retirement. Distributions may be made only in the form of a single lump sum, unless the participant is receiving a minimum required distribution as defined in the Plan. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. The Plan also allows a terminating participant to receive a distribution in-kind to a Charles Schwab & Co., Inc. brokerage account, for certain mutual fund shares instead of cash, and permits a terminating participant to elect to receive, in cash or in-kind, the value of his or her account in the Plan that had been invested in CSC's common stock through investment in CSC's unitized stock funds.

Forfeitures—Participants forfeit any nonvested portion of their discretionary Profit Contribution if the participant terminates employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 55 with ten years of service or age 65 (age 50 with seven years of service for participants who were participating in the Plan as of December 31, 2008). Forfeitures of any discretionary profit contributions arising during the plan year are generally used to reduce the amount of the employer contribution for that year. The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. During 2012 and 2011, the forfeiture amounts used to reduce the employer contribution were not material.

Administrative Expenses—The Plan document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC. During 2012 and 2011, substantially all such fees and expenses were paid by CSC. Certain administrative functions are performed by officers or employees of CSC. No such officer or employee receives compensation from the Plan.

Termination of the Plan—CSC has the right under the Plan Document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants' account balances will become fully vested and will be distributed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results may differ from those estimates.

Risks and Uncertainties—The investments of the Plan are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investments—The Plan's investments are generally stated at fair value. CSC's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual and other funds, collective trust funds, and the money market fund are valued at the quoted net asset value of shares held by the Plan or using quoted prices of the underlying investments of these funds at year end. Investments held in a PCRA are valued using quoted market prices at year end, when available. When quoted prices do not exist, investments are valued using quoted prices for similar securities and valuations provided by alternative pricing sources supported by observable inputs.

The Charles Schwab Stable Value Fund was terminated effective April 30, 2012. The Charles Schwab Stable Value Fund was a pooled investment fund of primarily insurance-like contracts (wrap contracts), which met the definition of benefit responsiveness. At December 31, 2011, the investment in the Charles Schwab Stable Value Fund is included at fair value in collective trust funds in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis for the year ended December 31, 2011.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

Management fees and operating expenses charged to the Plan for investments in mutual and other funds and collective trust funds are deducted from income earned by such investments on a daily basis and are not separately disclosed on the statements of changes in net assets available for benefits.

Participant Notes Receivable—Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document and are reported as taxable income to the participant regardless of whether the loan amount was provided from pre-tax or after-tax accounts.

3. INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets available for benefits:

	December 31, 2012	December 31, 2011
* Common stock funds of The Charles Schwab Corporation 22,733,944 shares and 24,353,844 shares, respectively	$ 329,102,102	$ 276,239,072
Dodge & Cox Stock Fund—1,349,487 and 1,405,428 shares, respectively	$ 164,502,524	$ 142,847,751
** Schwab S&P 500 Index Fund— 6,662,118 and 6,083,814 shares, respectively	$ 147,832,403	$ 119,060,231
PIMCO Total Return Fund—10,386,509 and 9,587,582 Institutional shares, respectively	$ 116,744,353	$ 104,520,408
American Funds Europacific Growth Fund of America—2,539,973 shares and 2,572,372 R6 shares, respectively	$ 104,596,101	$ 90,367,421 (1)
American Funds Growth Fund of America—3,007,431 and 3,216,952 R6 shares, respectively	$ 103,275,171 (1)	$ 92,390,869
** Charles Schwab Stable Value Fund —0 and 6,468,975 shares, respectively	$ – (1)	$ 135,978,114

(1) This investment represented less than five percent of the Plan's net assets available for benefits at the respective date.
* A party in interest as defined by ERISA.
** Managed by a party in interest as defined by ERISA.

4. CHARLES SCHWAB STABLE VALUE FUND — FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

As of December 31, 2011, CSC provided the Charles Schwab Stable Value Fund (the Fund), a collective trust fund. The Fund was terminated effective April 30, 2012.

The Fund invested in a wrap contract. The underlying investments in the wrap contract were owned by the Fund and held in trust for the Plan's participants. The Fund purchased an insurance wrap contract from a high-quality insurance company or bank. Participant withdrawals and transfers from the Fund were paid at contract value but funded through the fair value liquidation of the underlying bonds. The resulting gains and losses in the fair value of the underlying bonds relative to the contract value are represented on the statements of net assets available for benefits as the "Adjustment from fair value to contract value for fully benefit-responsive Charles Schwab Stable Value Fund" as of December 31, 2011. At December 31, 2011, the contract value was less than the fair value of the underlying bonds.

There were no circumstances that limited the ability of the Fund to transact at contract value with the Plan's participants.

The average yield earned by the entire Fund, which is calculated by dividing the annualized earnings of all investments in the Fund (irrespective of the interest rate credited to the Plan's participants in the Fund) by the fair value of all investments in the Fund, for the year ended December 31, 2011 was 1.53%. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for the year ended December 31, 2011 was 4.59%.

5. FAIR VALUE MEASUREMENTS

The Plan classifies its investments into three levels: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. The Plan did not have any investments utilizing Level 3 inputs as of December 31, 2012 or 2011. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no transfers in or out of Levels 1, 2, or 3, for the years ended December 31, 2012 or 2011.

When available, the Plan uses quoted prices in active markets to measure the fair value of assets. When quoted prices do not exist, the Plan uses quoted prices for similar securities and valuations provided by alternative pricing sources supported by observable inputs, such as interest rates, prepayment speeds, credit risk, and illiquidity and/or non-transferability discounts. Investments classified as Level 2 include positions that are not traded in active markets and/or are subject to transfer restrictions. The Plan did not adjust any valuations to reflect entity-specific illiquidity or non-transferability at December 31, 2012 or 2011.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

The following tables present the fair value hierarchy for the Plan's investments measured at fair value:

December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Investments:				
Mutual and other funds:				
Large-cap stock funds	$ 415,610,098	$ –	$ –	$ 415,610,098
Small/Mid-cap stock funds	68,049,489	121,870,415	–	189,919,904
International stock funds	172,371,345	–	–	172,371,345
Bond funds	154,790,233	71,642,884	–	226,433,117
Total mutual and other funds	810,821,165	193,513,299	–	1,004,334,464
Self-directed brokerage accounts:				
Common stock	143,956,617	440,476	–	144,397,093
Mutual funds	115,271,301	28,728	–	115,300,029
Cash equivalents	96,521,550	2,026,748	–	98,548,298
Unit investment trusts	62,605,104	–	–	62,605,104
Corporate debt securities	–	2,333,509	–	2,333,509
Other assets	3,010,834	1,024,185	–	4,035,019
Total self-directed brokerage accounts	421,365,406	5,853,646	–	427,219,052
Common stock funds of The Charles Schwab Corporation:				
Schwab 401(k) Equity Unit Fund	192,898,902	–	–	192,898,902
Schwab ESOP Equity Unit Fund	136,203,200	–	–	136,203,200
Total common stock funds of The Charles Schwab Corporation	329,102,102	–	–	329,102,102
Collective trust funds:				
Schwab Managed Retirement Trust Funds	–	163,342,179	–	163,342,179
Money market fund:				
Schwab Value Advantage Money Fund	50,744,071	–	–	50,744,071
Total investments at fair value	$ 1,612,032,744	$ 362,709,124	$ –	$ 1,974,741,868

December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Investments:				
Mutual and other funds:				
Large-cap stock funds	$ 354,298,851	$ –	$ –	$ 354,298,851
Small/Mid-cap stock funds	56,246,123	115,230,182	–	171,476,305
International stock funds	143,350,239	–	–	143,350,239
Bond funds	132,388,278	–	–	132,388,278
Total mutual and other funds	686,283,491	115,230,182	–	801,513,673
Self-directed brokerage accounts:				
Common stock	115,991,245	266,356	–	116,257,601
Mutual funds	105,555,935	980	–	105,556,915
Cash equivalents	85,862,681	2,248,108	–	88,110,789
Unit investment trusts	55,155,954	–	–	55,155,954
Corporate debt securities	–	2,403,397	–	2,403,397
Other assets	1,776,400	3,161,469	–	4,937,869
Total self-directed brokerage accounts	364,342,215	8,080,310	–	372,422,525
Common stock funds of The Charles Schwab Corporation:				
Schwab 401(k) Equity Unit Fund	158,190,686	–	–	158,190,686
Schwab ESOP Equity Unit Fund	118,048,386	–	–	118,048,386
Total common stock funds of The Charles Schwab Corporation	276,239,072	–	–	276,239,072
Collective trust funds:				
Charles Schwab Stable Value Fund	–	135,978,114	–	135,978,114
Schwab Managed Retirement Trust Funds	–	131,072,938	–	131,072,938
Total collective trust funds	–	267,051,052	–	267,051,052
Total investments at fair value	$ 1,326,864,778	$ 390,361,544	$ –	$ 1,717,226,322

Certain of the Plan's investments at fair value have been estimated using the net asset value per share of the investment. Plan participants had the ability to redeem those investments with the investee at net asset value per share at December 31, 2012 and 2011. There were no unfunded commitments, normal course of business redemption restrictions, or other redemption restrictions on those investments at December 31, 2012 or 2011.

6. TAX STATUS

The Internal Revenue Service (IRS) determined, and informed CSC in a letter dated May 25, 2007, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan and related trust are currently being operated in compliance with those sections. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan applied for a new IRS determination letter on October 31, 2011. As of June [24], 2013, the letter had not been received by the Plan.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, including CSC common stock, are held in trust by CSTC. The dividend income earned on the CSC common stock held by the Plan was $5,687,566 and $5,936,555 for 2012 and 2011, respectively.

CSC contributions are held by CSTC, which invests cash received, interest, and dividend income and makes distributions to participants in shares or cash value, as directed by the participants.

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. The day-to-day operation of the Plan involves expenses for basic administrative services, such as plan record keeping, accounting, and legal and trustee services, which are necessary for administering the Plan as a whole. Additional services, such as telephone voice response systems, access to a customer service representative, educational seminars, retirement planning software, investment advice, electronic access to plan information, daily valuation and online transactions, can result in additional administrative expenses. In some instances, the costs of administrative services will be covered by investment fees that are deducted directly from investment returns of the investments in the Plan. Otherwise, if administrative costs are separately charged, they will be borne either by CSC or charged directly against the assets of the Plan. Currently, direct administrative costs of the Plan not covered by investment fees are paid by CSC.

Subsidiaries of CSC also provide investment management services related to several plan investments.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	December 31, 2012	December 31, 2011
Net assets available for benefits per the financial statements	$ 2,077,611,276	$ 1,809,668,484
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund	–	3,413,939
Net assets available for benefits per the Form 5500	$ 2,077,611,276	$ 1,813,082,423

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Increase in net assets available for benefits per the financial statements	$ 267,942,792
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund — December 31, 2011	(3,413,939)
Increase in net assets available for benefits per Form 5500	$ 264,528,853

9. SUBSEQUENT EVENTS

CSC has evaluated the impact of events that have occurred subsequent to December 31, 2012, through the date the Plan's financial statements were filed with the SEC. Based on this evaluation, other than as recorded or disclosed within these financial statements and related notes, CSC has determined none of these events were required to be recognized or disclosed.

* * * * * *

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94–3025021; PN 002)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b) Identity of Issue	(c) Shares or Par Value	(d) Cost	(e) Current Value
	COMMON STOCK FUNDS OF THE CHARLES SCHWAB CORPORATION:			
*	Schwab 401(k) Equity Unit Fund	13,316,318	$ 178,073,185	$ 192,898,902
*	Schwab ESOP Equity Unit Fund	9,417,625	35,446,990	136,203,200
	Total common stock funds of The Charles Schwab Corporation	22,733,944	213,520,175	329,102,102
	MUTUAL AND OTHER FUNDS:			
	Dodge & Cox Stock Fund	1,349,487	153,733,413	164,502,524
**	Schwab S&P 500 Index Fund	6,662,118	121,553,971	147,832,403
	PIMCO Total Return Fund – Institutional Shares	10,386,509	113,006,980	116,744,353
	American Funds Europacific Growth Fund of America – R6 Shares	2,539,973	92,655,570	104,596,101
	American Funds Growth Fund of America – R6 Shares	3,007,431	81,739,177	103,275,171
	Rainier Small/Mid Cap Equity Portfolio Fund	6,386,935	62,406,990	74,407,796
	Short Duration Bond Strategy	7,003,215	70,097,580	71,642,884
**	Schwab Small-Cap Index Fund®	3,223,567	59,723,131	68,049,489
	TS&W Small/Mid Cap Value Strategy	3,145,303	34,434,271	47,462,619
**	Schwab International Index Fund®	2,433,767	40,270,426	40,838,614
	Vanguard Total Bond Market Index Institutional Fund	3,430,647	37,498,125	38,045,880
	Dodge & Cox International Stock Fund	777,616	26,966,487	26,936,630
	Total mutual and other funds	50,346,568	894,086,121	1,004,334,464
	SELF-DIRECTED BROKERAGE ACCOUNTS		419,711,234	427,219,052
	COLLECTIVE TRUST FUNDS:			
**	Schwab Managed Retirement Trust 2040 Fund	1,668,601	29,523,705	34,289,743
**	Schwab Managed Retirement Trust 2020 Fund	1,631,831	27,584,156	32,244,983
**	Schwab Managed Retirement Trust 2030 Fund	1,572,478	27,750,737	32,188,632
**	Schwab Managed Retirement Trust 2035 Fund	1,527,946	15,010,537	16,944,920
**	Schwab Managed Retirement Trust 2025 Fund	1,080,679	10,856,430	12,200,861
**	Schwab Managed Retirement Trust 2050 Fund	1,023,847	9,914,498	11,139,453
**	Schwab Managed Retirement Trust 2045 Fund	883,592	8,190,426	9,286,553
**	Schwab Managed Retirement Trust Income Fund	406,451	5,205,823	5,982,961
**	Schwab Managed Retirement Trust 2010 Fund	302,830	4,900,985	5,653,831
**	Schwab Managed Retirement Trust 2015 Fund	292,223	3,031,576	3,410,242
	Total collective trust funds	10,390,478	141,968,873	163,342,179
	CASH EQUIVALENT:			
**	Schwab Value Advantage Money Fund®	50,744,071	50,744,071	50,744,071
*	PARTICIPANT NOTES RECEIVABLE: 5,714 loans with interest rates ranging from 4.25% to 10.50%, maturing through 2028		44,503,085	44,503,085
	TOTAL		$ 1,764,533,559	$ 2,019,244,953

* A party in interest as defined by ERISA

** Managed by a party in interest as defined by ERISA

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94–3025021; PN 002)

FORM 5500, SCHEDULE H, PART IV, LINE 4j—
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDING DECEMBER 31, 2012

(a)	(b)			(c)	(d)	(e)	(f)	(g)	(h)	(i)
				Aggregate Transactions					Current value of asset on	
Identity of party involved	Description of asset		Number of transactions	Purchase price	Selling price	Lease rental	Expense incurred	Cost of asset	transaction date(s)	Net gain or (loss)
JPMorgan Trust II	Short Duration Bond Strategy	Total purchases	168	$ 92,485,397	N/A	-	-	$ 92,485,397	$ 92,485,397	-
Charles Schwab Bank	Charles Schwab Stable Value Fund		1	N/A	$ 121,962,062	-	-	$ 109,939,280	$ 121,962,062	$ 12,022,782
Charles Schwab Bank	Charles Schwab Stable Value Fund		76	N/A	$ 34,757,788	-	-	$ 33,140,619	$ 34,757,788	$ 1,617,169
Charles Schwab Bank	Charles Schwab Stable Value Fund	Total sales	77	N/A	$ 156,719,850	-	-	$ 143,079,899	$ 156,719,850	$ 13,639,951

N/A Not applicable.



Deloitte & Touche LLP
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Tel: +1 415 783 4000
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-44793 and 333-71322 of The Charles Schwab Corporation on Form S-8 of our report dated June 24, 2013, relating to the financial statements and financial statement schedules of the SchwabPlan Retirement Savings and Investment Plan, appearing in this Annual Report on Form 11-K of the SchwabPlan Retirement Savings and Investment Plan for the year ended December 31, 2012.

Deloitte & Touche LLP

June 24, 2013